[redacted]

03014775

BD 3/21

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2003
DIVISION OF MARKET REGULATION

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 2 7 2003 OPC VA 313

SEC FILE NO.
8-52700

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

One Group Dealer Services, Inc.
[redacted]

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 Polaris Parkway
(No. and Street)

Columbus	Ohio	43240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Young — (614) 213 0916
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

Suite 500	191 West Nationwide Blvd.	Columbus	Ohio	43215-2568
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/3

OATH OR AFFIRMATION

I, Robert L. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of One Group Dealer Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Robert L. Young
Title: Vice President

Sandra J. Pelok
Notary Public
Notary Public, State of Ohio
My Commission Expires January 23, 2006
Recorded in Delaware County

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

Board of Directors
One Group Dealer Services, Inc.

We have audited the accompanying consolidated statement of financial condition of One Group Dealer Services, Inc. (an Ohio corporation and a wholly owned subsidiary of Bank One Corporation) and Subsidiary as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of One Group Dealer Services, Inc. and Subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 14, 2003

ONE GROUP DEALER SERVICES, INC. & SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	88,743,427
Receivable from Funds and affiliates		14,086,126
Receivable, other		821,993
Deferred commissions (less accumulated amortization of $1,383,697)		2,790,881
Other assets		347,059
Total assets	$	106,789,486
Liabilities and Stockholder's Equity		
Payable to affiliates	$	3,729,212
Accrued employee compensation and benefits		2,439,838
Income taxes payable		1,094,913
Accounts payable, accrued expenses, and other liabilities		4,551,919
Total liabilities		11,815,882
Stockholder's Equity:		
Common stock, $10 par value; 100 shares authorized, issued and outstanding		1,000
Retained earnings		94,972,604
Total stockholder's equity		94,973,604
Total liabilities and stockholder's equity	$	106,789,486

See accompanying notes to consolidated financial statements.

(1) Organization

One Group Dealer Services, Inc. (OGDS) is a wholly owned subsidiary of Bank One Corporation (BANK ONE). OGDS is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. OGDS is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission because it is a limited business established for the exclusive purpose of sale and redemption of investment company shares. A significant portion of OGDS's customers are customers of BANK ONE. OGDS promptly transmits all funds received in connection with the sale of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts.

One Group Administrative Services, Inc. (the "Subsidiary") is a wholly owned subsidiary of OGDS that serves as administrator to One Group Mutual Funds, the One Group Investment Trust, and the CollegeChoice 529 Plan (collectively, the "Funds"), and as such, receives administrative fees for its services.

In April 2002, OGDS assumed the role of distributor of the Funds, and as such, receives Rule 12b-1 and contingent deferred sales charge (CDSC) fees from certain Fund classes.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes to the financial statements, as applicable.

(b) Cash and Cash Equivalents

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

(c) Income Taxes

OGDS is included in the consolidated federal and certain combined or unitary state income tax returns of BANK ONE. OGDS's applicable income tax provisions are determined on the basis of a separate return tax calculation, and the amount of current tax liability or asset calculated is either remitted to or received from BANK ONE. The amount of current and deferred tax liabilities or assets are recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. In accordance with the tax sharing agreement between OGDS and BANK ONE, OGDS records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balances or portions thereof when utilized in the BANK ONE consolidated or combined tax return.

(Continued)

(d) Deferred Commissions

OGDS pays commissions to shareholder servicing agents who sell certain Fund classes for which the shareholders themselves do not pay a commission at the time of purchase. OGDS has deferred the expense associated with these commissions. The amortization period of the deferred commissions is based on the number of years for which CDSC fees are payable to OGDS, six years for B shares and one year for C shares. The deferred commissions' weighted average amortization period was approximately 1.5 years at December 31, 2002. Impairment of deferred commissions is reviewed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2002 or existed at December 31, 2002.

(3) Related-party transactions

Cash equivalents included $85,773,592 in various Funds. At December 31, 2002, all cash was held at one financial institution, which is a related party of OGDS. At December 31, 2002, $14,082,331 of receivables are due from the Funds, which are related parties of OGDS.

In addition to specific operating expenses incurred by OGDS and charged directly to operations, certain management, accounting and other costs are incurred in common for OGDS by BANK ONE and its other subsidiaries. OGDS is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the accompanying financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if OGDS had operated as an unaffiliated entity.

The liability related to the reimbursement of normal operating expenses to Bank One was $8,437 as of December 31, 2002.

(4) Employee Compensation and Benefits

OGDS's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, OGDS employees receive annual incentive compensation based on their performance and BANK ONE's consolidated operating results.

Pension and Postretirement Benefits

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of OGDS. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of OGDS. The pension expense as well as postretirement health care and life insurance benefit expense for OGDS is determined by an intercompany charge from BANK ONE.

Employees of OGDS are also eligible to participate in BANK ONE's defined contribution plan. OGDS is required to make contributions to the plan based on the level of employee participation.

(Continued)

ONE GROUP DEALER SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2002

(5) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2002 are primarily related to fixed asset depreciation. At December 31, 2002, OGDS had a net deferred tax asset of $36,729, which is included in other assets in the accompanying consolidated statement of financial condition.

At December 31, 2002, OGDS had a net current federal tax payable of $468,467 and a net current state tax payable of $626,446.

(6) Net Capital Requirements

OGDS is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. OGDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, OGDS had net capital of $79,704,324, which was $79,253,654 in excess of its required net capital of $450,670. OGDS's ratio of aggregate indebtedness to net capital was .08 to 1. As permitted, OGDS's net capital computation is based upon OGDS rather than the consolidated financial statements.